Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342
Town Hall Meeting Transcript

On July 20, 2011, Erik Fyrwald, Chairman and Chief Executive Officer of Nalco Holding Company (“Nalco”), held a town hall meeting with Nalco employees.  On August 4, 2011, Nalco made a video of the meeting available to Nalco employees.  Below is a transcript of the meeting:

Cautionary Statements Regarding Forward-Looking Information

        This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab Inc. (“Ecolab”), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Erik Fyrwald:
Listen, I appreciate you taking the time to come out this afternoon.  Obviously a very, very important day for Nalco, and I want to explain what’s happening, what we’re doing, the reasons behind it, and also start to answer any questions that you have or comments that you have about the situation that we’re in.  Obviously, you’ve all heard of our plans to merge with Ecolab, and create what I believe will be the absolute world-leading company in services, specialty technology around chemical additives and specialty equipment, and bringing solutions for water, for cleaning and sanitation, for institutional, industrial, and oil and gas markets.  Before I get into the specifics of this deal and the logic behind it, let me just take you back to the journey that we’ve been on for the last three and a half years, but even before that, if I take you back to 1999.  The company had had a good series of growth years behind it.  The Suez acquisition happened.  The Suez company was very interested in extracting cash from Nalco.  They ran into problems, ended up selling a number of things that Nalco, a number of assets from Nalco, to get more cash, and then finally had to sell the company to generate more cash for Suez.  They sold it to private equity.  Private equity, Blackstone, Apollo and Goldman Sachs, their goal was to load up the company with a bunch of debt, pull a bunch of cash out, make money for themselves, and then take the company public, which they did, so for that whole period from 1999 to 2007, toward the end of 2007, when they sold out, the company was really starved of investment to drive growth.

Go forward to 2008, the Board decides that, “We’re now public again, we’re independent, we want to get back on a growth trajectory.”  We start to invest for growth, we start our BRIC+ strategy, we start to expand our business model strategy, we enhance our strategies themselves to drive further growth.  We’ve been investing hard, we’ve taken our company, you have taken our company from 3 to 4% growth per year to 6 to 8 plus percent growth per year.  This year, year to date, we’re strong double-digit growth, and we see a lot of growth opportunity ahead of us.  The problem that we’ve been having, a problem that we’ve been having, is that our large debt load, given to us by the private equity owners, of a little less than $3 billion, continues to be a challenge for us, first of all because we pay a lot of interest on that debt, hundreds of millions of dollars, and then secondly, as we want to do more M&A as part of our strategy, we want to strengthen some of our service capabilities and technologies.  We run into the problem of that debt load, makes it difficult to raise money to make significant acquisitions, so as we’ve been thinking through how to strengthen our balance sheet, and what to do to enable us to keep driving aggressively that growth, we’ve been having some conversations with Ecolab that date back to about January of this year.

We’ve always had a lot of respect for Ecolab, a very, very strong service-oriented company, very similar business model to us, only instead of being in water and process areas like we are, they’re in cleaning and sanitation, but they’ve had a very long growth record, very strong growth, very strong performance.  They haven’t gone through the Suez years or the private equity years, so their growth has been continuous through that period of time, and just a very, very first-rate company.  So, we wanted to have conversations with them about, since we’re not really competitors in many places, we’re a little overlap in a small water business they have, but generally not competitive, but very complementary.  We’ve talked about benchmarking, so we’ve gotten — shared information about safety, we’ve shared information about sourcing, about buying, and started talking about some marketing opportunities, and potential collaboration in different areas.  As we did that, we found out that we were very compatible in cultures and business models, and how we think about things.  Our absolute focus on customers, servicing those customers well, servicing them with outstanding people, with outstanding technology, whether it’s chemical, mechanical, combination, and really bringing solutions that help save the customers money, reduce their total costs of operations, and improve their environmental sustainability footprint, and do that both at the same time.  So as we talked more and got to know each other more, it became obvious that there was more and more opportunity for collaboration or doing something together, to accelerate the growth of both companies, and better serve customers.  Once we did that, we said, “Okay, let’s just think about, if we put the whole companies together, what would that look like?  Would that be better for both companies, for our employees, for shareholders, for customers?”  And the more we looked at it, the more we liked it for all three stakeholders, and as we did that, we put the concepts together, we brought some people together to take a deeper look at it, we brought banks together, we talked about it to our Board, and finally, our conclusion was:  the absolute best option for both companies, for our people, our shareholders, our customers, was to merge the companies, and that’s what we announced today, is our intent to do that.  So yesterday, our boards both voted to do that, and this morning we announced and signed the final agreements late last night, and this morning announced that that’s our intent.  We have not closed the deal, that has to go through regulatory, government processes.  We will likely close the deal sometime between mid-October and late November, depending on FTC, SEC, how long they take to look at it, what they like to talk about, what more information they would want, but our goal is certainly to close this deal before the end of the year, by the end of the year, if not sooner.  So that’s kind of how it’s unfolded.

Let me talk about some specifics behind it, and if you look at the expanded strategic vision chart, the concept here is nothing other than trying to create the greatest service company in the areas that we play.  Water treatment, cleaning and sanitization, and process additives for the markets that we serve, and industrial, institutional, and oil and gas.  Before today, we are about $4.6 billion in sales this year, together we will be over $11 billion in sales, which gives us critical mass, and a bigger footprint around the world to drive our growth strategies.  We’ll continue to be the — bring essential expertise for water, energy and air to our customers, but we’ll add to that cleaning and sanitization.  We will absolutely continue to have our corporate values, and this is one of the things that we liked about getting to know Ecolab, is we share not only the value for customers, but also the values for safety and ethics very, very closely.  There was no difficulty in having our cultures mesh and our values mesh.

If you go to the next chart on strategic goals.  The whole purpose here is to help Nalco and Ecolab grow faster than either of us could grow separately, when we’re together, and I believe we can do that, we can bring our capabilities together with their capabilities, we can bring our ability to drive growth in BRIC+ markets, we can bring our strength in heavy markets where they don’t have much of a position today.  They can bring their strength and great position in the lighter markets, food and beverage areas, and open doors at sites that we don’t play in today, so we see a lot of revenue synergy opportunity and technology synergy opportunities.  They’re great in biocides, we’re good in biocides, but they’ve got some capability there that would be helpful.  They’ve got a number of applications where 3D TRASAR would fit well with what they do, so there’ll be both service, customer, and technology synergies.

The scale and infrastructure. So, we’ve talked a lot about Get Fit over the last few years, we’ve gotten up the ability to save about $120 million a year with Get Fit savings, you put these two companies together, and you’ve got a bigger base from which to drive Get Fit savings, to find waste, eliminate waste, drive cost savings, that add to the bottom line, and help create more funds to invest in growth. So we’ve said publicly that we will save $150 million, be at a $150 million savings rate within three years. So just to put that in perspective, we save $120 million a year now as Nalco, our goal is at least $100 million, but the last two years we’ve done $120 million, we’ll do $120 million again this year, so if in three years, the combined company wants to do $150 more, if you take half of that as ours, $75 million, and you say, “So we’ve got to add about $20, $25 million on top of our $120 million per year, I think we can do that, I think we’re getting better at Get Fit savings, we’re getting more blue belts trained, we’re getting more productivity muscle, and I think we’ve been able to save the $120 million without taking away from our growth opportunities, I think as a combined company, we can do our share to move that to $145, $150 million a year, and still not take away from our growth opportunities. So I’m just trying to scale for you the type of cost savings targets, and when you put the two companies together, guess what, you can look for more opportunities to not only save costs today, but to reduce the amount of cost increases we need to drive growth. So let’s say we’re going to build a new plant in Russia, a new blending plant in Russia. We would have done it on our own, they would have done it on their own, together we build one, and that’ll be all we need, and you look at that kind of need around the world, and it’s the same thing. We’ve need, we’ve got got our headquarters in Shanghai, we’re starting to fill that up and needing to expand. Guess what, they have a headquarters in Shanghai, we’ll put it together, and that combination will be a lower cost way to do things than separately.

Sourcing.  We buy today $1.1 billion of raw materials, of chemicals from our suppliers.  Now we’ll be $2.5 billion.  If we saved 10%, which would be a huge target, if John Tidd’s in the room, and his team, that would be $250 million alone, but let’s say we save 5%, that’s $125 million in savings.  My point is, there is lots of opportunity to save cost, when we combine these companies, and that cost savings will be all about taking that savings, enhancing our bottom line, and investing for growth.  The other thing that I think is extremely important is that today I talked about our limitations with our weak balance sheet, our $3 billion of debt, $2.8 billion of debt.  Well, guess what, we pay about $240 million in interest, so the first $240 million that we earn from our customers goes to the banks.  Our cost of debt is about 7%.  Their cost is about 3%.  You put the companies together, they have very little debt, you’ve got a very strong balance sheet, a much lower cost of debt, so that money not only isn’t going to the banks, but when you need money to make acquisitions, you can get more debt easily at a very low cost, and you can go make acquisitions, so all of a sudden our strategic goals of enhancing our growth through increasing our op-ex, hiring more people, adding more technology, we’ve increased our research spend, but also adding to that M&A, the M&A piece becomes more doable, and guess what, we want to do more IWM, more investing in customers facility with specialty equipment.  That’s been limited because of our balance sheet.  With this combination, that limit goes away, and our strategic ability to grow opens up even more, so that the combination capabilities that both companies have, the balance sheet, and the greater scale of which to drive cost productivity, are all very, very additive to enabling us to drive our growth strategy faster, and guess what?  They get to drive their growth strategy faster, so combined, we create more value together.  That’s the strategic rationale.  And I couldn’t think of any combination more different than what Suez or private equity did.  They came to pull money out of Nalco.  Ecolab is combining with us to invest in all the growth opportunities that we have, so if there’s nothing else that you take away from today, understand that difference, that this is about growth.  Those were about ripping out cash, completely different.

So let’s take a look at this next chart, “Looking Forward, Stronger Enterprise.”  $11 billion in sales, so we go from $4.6 billion to over 11, and by the way we go from $740 million EBITDA this year, to over $2 billion in EBITDA, and cash flow, we talk a lot about cash flow, free cash flow of a couple hundred million dollars.  That goes up to more than $600-$700 million, so not only do we have a strong balance sheet, but we’ve got a lot more cash coming in to invest in growth.  Broad global coverage, across a number of industries.  So, today, we are very dependent on heavy industries, which is great, they’re growing nicely.  We’ve got a good business in light, hasn’t grown as much as we wanted, but the teams there is picking that up, and it’s growing faster.  Energy, oil and gas, great growth engine.  But this just balances us over more industries with very, very attractive dynamics.  When you add the cleaning and sanitizing, and their capability.

Next chart.  The synergies, as I’ve talked about, are primarily from growth.  I’ve talked about the $150 million number.  I think one important thing to understand is for buildings, infrastructure, supply chains, sourcing, all those areas we’ve got to keep getting more effective and more competitive, so those will all be areas, just like today with Get Fit, we’ll keep pushing on how do we get more efficient, more effective.  When you’re growing, it’s a lot easier to do that, than when you’re shrinking or flat, so we can manage that, but I want to make absolutely clear, that there is zero synergy dollars on the cost side, that is planned for the commercial functions, for the sales organization, and the support for sales, and for the technology organization.  We’re going to spend more in selling and technology to drive growth.  This is a growth engine, and we’re going to drive it.

Next chart.  A lot will stay the same. First of all, we won’t close until sometime between mid-October and end of November, hopefully, but certainly by the end of the year.  Until then, we are Nalco Company, independent company, nothing has changed, we have to go about our business every day, and go out there and satisfy the customers, nothing different.  We’ll start activities to look at integration, and how we’re going to do it, and be ready for day one, but until day one happens, this is Nalco, and it’s no different operation.  We are not going to fundamentally change how we go to market, so day one, we still have Nalco Water and Process Services around the world, we still have Nalco Energy Services around the world, and our same people will be leading and driving those businesses.  We will look for opportunities for opening doors between Ecolab people and Nalco people, accounts, by account, whatever.  We’ll look for process improvement.  We’ll look for ways they do things that are better, that can help us and visa versa, and then over time, we’ll look for — are there things that we can do differently that make sense, but day one it’s Nalco Energy Services, and Nalco WPS, and we’re not going to mess it up, we’re just going to enhance it as it makes sense, as the leadership decides it makes sense in those businesses.

The Nalco brand. So the company will be called Ecolab.  Ecolab is a significantly bigger company than we are, they’ve got a bigger revenue base, they’ve got a bigger market cap base.  You’ve got to pick one name.  The Ecolab name — by the way, Ecolab has a P to E ratio, which is how their stock price is valued versus their earnings, of 24 times.  Our P to E ratio is 14 times, so they have a much higher stock price, versus the earnings that they generate, which is a good thing.  That means investors really highly value the consistency of the earnings and what they do.  That’s a good thing for us too, because we come underneath that, and we want to get to that 24 with our earnings.  So, the name Ecolab has got a high value to investors, and it’s a good thing, it’s fine for our investors to have that Ecolab name on the company headquarters.  However, the Nalco name in the water industry and the Nalco name in the oil and gas industry, and the Nalco name in the paper industry is the best name out there.  It will stay the best name out there, and we’ll keep building that Nalco brand.  Nalco WPS, Nalco Energy Services, will be Ecolab businesses, but those brands will survive, and those brands will be invested in, and strengthened, and be critically important for many, many years to come, and I think that’s very, very important.

Okay, a little bit about Ecolab.  Not only is their share price very high for their earnings, but they’ve got a very good, like Nalco, a very good image around the world for environmental sustainability.  We’ve got that on water, and we’ve got that on how we enhance environmental sustainability of oil and gas extraction and processing and production.  They’ve got it in cleaning and sanitization, whether it’s the food and beverage industry, whether it’s the health care industry, whether it’s the hospitality industry, Nalco is great in the water area, they are great in the cleaning and sanitation area, and guess what?  Those are very complementary.  If you’re good at cleaning and sanitization, that’s a very green concept.  If you’re good at water, that’s a very green concept.  And by the way, we both know how to save customers money as we help their environmental sustainability.

Next chart just shows their offerings, their food safety programs.  Huge business in food safety, in helping food companies, both restaurants and food companies that make food make sure that there’s no pathogens, that the food is safe, that you don’t have a safety problem with the food.  Very, very important offering for consumers around the world.  Infection prevention programs, whether it’s for consumers or for the health care industry.  Obviously a very important industry, and getting more and more important around the world.  And then public health programs, of cleaning and sanitization.  Very, very important.  And my point here is that we are environmentally sustainable company.  A great, green image that will continue to grow.  They’ve got the same image, and together we just enhance that image, and we become bigger, so we’re more relevant, and more people will care about that image, and will be able to bring more to customers.

So, let me finish, and then open up for question and comments with this chart.  I believe that this combination creates a very exciting future for Nalco, for Ecolab, the combination, for our customers, for our people, and for our shareholders, and it has to work for all three.  And I really like the concept of a cleaner, safer, healthier world, I think it’s very complementary to what we’ve been talking about, but I think the most important thing to understand is, everything I’ve talked about is potential.  This combination has unlimited potential in what it can do.  We’re on a great track today, inhibited by our high level of debt, but we’re on a very great track because of your efforts.  Together, we eliminate that debt concern, we add additional capabilities that are very complementary, very synergistic, and the opportunity I see is unlimited, but it’s got to be executed well.  So, between now and the close, we have to keep doing our jobs very well, and keep the momentum building, and then as we close we’ll have a very strong integration plan of how we get at these costs and revenue synergies in the right way without disrupting our customer support without disrupting our growth rate, without giving our competition an opening to come and get us, but go forward with positive momentum.  But it’s all up to our people to make that happen.  We will be I assure you as transparent as we can be, answer any questions, try to provide you with the best information that you can have, we’ll try to have a very positive and very organized but not disruptive integration process, and do this the best way that we can.  If we can do this well, if we can integrate this with excellence, I’ll tell you, this combination is going to be a fantastic, great global company.

Let me open it up.  We’ve got microphones around the room.  Any questions, or comments, or suggestions too, about what we can do to help people as we deal with this, thoughts on how we can do this best, or any questions.  I know the first one is always the toughest, especially in a big room like this.  Here we go.  Ma’am?

Assistant:	Wait for the microphone please, I’ll bring it to you.

Q:
 Erik, what thought has been given to individuals that might be eligible for retirement that might look at this as an out and a loss of great potential within the organization that could delay our integration?

Erik Fyrwald:
Well, first of all, we’ve got to do the integration extremely well, and that’s going to take great talent that we have to make that happen, so we’re going to make sure we do what it takes to retain talent.  Now, as we go through this, just like we do Get Fit programs, where there’s opportunities to eliminate non-value-added activities, we’ll do that.  That frees up positions, we’ll look for other positions for people, if there’re people retiring, we’ll look for that.  I don’t want to stop people from retiring, that’s a normal course of life, of how things go, but we’ll try to integrate that together with the needs and how we’re doing all this integration into a plan that works for people as best that we can.  But I think one of the things to think about with this is one, people will be retiring.  Another is, there’ll be redundant positions, another is, we are going to be adding, starting at $11 billion, at the high growth rates of both companies, more than a billion a year in revenue, a billion dollars.  That’s like a new company being created every year.  That’s opportunity.  There’s going to be lots of opportunity in this also.  There’s going to be change that we’ve got to work through, but let me tell you, on the other side of that, there’s lots of opportunity for growth, so as all of us keep developing our capabilities, and ability to do our jobs well, and develop for our jobs and other responsibilities, there will be opportunities in this combined company.  Next question or comment.  Yes, sir?

Q:	Do you have any concerns that there will be regulatory pushback?
Erik Fyrwald:
Great question.  The question was about regulatory pushback.  Normally I would say no, under rational government circumstances.  Our government is acting a little funny these days.  They have about $140 million in water business, and roughly a little less than half of it’s here, a little less than half of it’s in Australia, and the rest is spread around the world.  $140 million is not a lot, that’s the overlap between our companies, and if I’m government regulators, and I understand the size of the water business, and the size that we are, and that $140 million, I don’t think that that’s anything significant, and I’d let that go in a second, but there may be somebody that looks at that and wants to dig deeper into it, and hold it up and ask questions, and work through that, but in the grand scheme of things, that $140 million is very little relative to the grand opportunity, but I sure would like to get that through the regulators and get that into Nalco’s hands, and move that forward, but I don’t think it’s going to be a significant time delay.  Other questions, comments?  Love to hear your feedback too.  Yes, sir?

Q:	Hi Erik, what will your new role be in this whole organization.
Erik Fyrwald:
I don’t know.  [Laughter]  Doug Baker, the CEO of Ecolab, who is a great guy, I’ve spent a lot of time with him, he’s an outstanding guy, is one year older than me.  I wish he was about 70 years old, but he’s not.  [Laughter]  He’s going to continue as CEO and Chairman of the combined companies.  I’m going to be President of the combined companies.  My first role will be continuing to lead Nalco plus the integration.  So what we’re going to do, is we’re going to take one of their strong business leaders, off one of their key businesses, he’s going to be the project leader for the integration, and I’m going to be — he’s going to report to me, so that we’ve got both the Nalco view and the Ecolab view as we work through the integration planning.  So that’ll be the first step, and then we’ll get the integration up and running, and we’ll see what happens from there, and look for what are additional opportunities across the businesses between our companies, but I’m excited about it, I think it’s a great opportunity.  I love being the CEO of this company, but I’ll tell you, I think I’ll love being the President of the combined companies even more.  Yes, sir?

Q:	How would you characterize their corporate culture, and how would you compare it to our corporate culture?
Erik Fyrwald:
The question was how would I characterize their corporate culture, and compare it to our corporate culture?  First of all, I would say, extremely compatible.  Very customer-centric, very people oriented.  What I would say is that they have probably a more consistent culture around the world.   We’ve been through these various owners, they haven’t been through that, so they’ve had the benefit of more continuity than we have, but the Nalco culture back to 1928 I think is very strong, but we’ve had a little bit of disruption there, I think we’re back on the right track.  I think they’re on a very good track, I think we’ll be very pleased with their ethics, with their value about developing people, with their value around customers.  I would say the one area where I think we’re ahead of them and pushing forward faster is safety.  We brought that up, that not only is that important for us and our people, but it’s important with our customers and how we position ourselves as additive to their safety focus.  They said yeah, they understand that, and they want to learn from us, they want to push safety harder, that’s completely compatible with what they want to do, they just aren’t in the oil and gas business, and the steel business, where safety is put at such a high priority, so as an example of how they quickly responded to this, we said, “We have a safety committee, a Safety and Environmental Committee on our board, you don’t,” and they said, “Okay, with the combined company, we’ll have a Safety, Health and Environmental Committee, and we’ll have a chairman from Nalco from our board on that committee, and we’ll make sure that the combined companies have a safety culture that’s building off of our safety culture.”  But I’ll tell you, a number of our executives have spent time with theirs, if anybody else wants to comment, very, very similar cultures.  And I think we’ve hired a few people from Ecolab, and they’ve hired a few people from us, and seemed to fit right in.  We did due diligence last Sunday from I think it was eight o’clock in the morning to nine o’clock at night, where we went through their businesses, and they went through our businesses, and it was almost like you were listening to a Nalco business review when they were reviewing their food and beverage business, just a little bit different offering, and I don’t know this guy, but it sure sounds like the same business, it was really amazing, so I think it’s a great question, because a lot of mergers don’t work out well, and the number one reason — there’s two reasons why they don’t work out well.  Either there’s not a good strategic logic, or the integration cultures don’t go well.  I’ll tell you, I’ve been through a number of these,  I think this is as good a strategic logic as you get, and I think the cultures are as good a fit as you’re going to find.  I think it’s partly the Midwest roots, the customer commitment, the service orientation.  When we sit down and talk to collaboration partners, we collaborate with a number of companies in a number of areas.

I can’t tell you how long it takes to explain what a service business is.  They just say, “Why don’t you” —or you talk to investors—“Why don’t you just cut your service costs, you could make a lot more money?”  You can’t do that, or you lose the customer, that’s the whole value of what we do.  You sit down with the Ecolab people, and you talk about our service cost investment, and they say, “Oh, yeah, that’s a great investment, that makes sense, we know exactly what you’re doing there.”  We’re pre-investing.  We hired 900 people last year, and we got all these people, in the BRIC+ countries ahead of when they could really add value because we have to train them for all this time.  They understand that exactly, completely.  Next question or comment.  Yes, ma’am?

Q:	Hello, can you comment on anticipated changes to profit sharing, pensions, and benefits?
Erik Fyrwald:
I think it’s too early to comment on anything there, but just principally, Laurie Marsh will be very involved, she’s already talked to their HR leader, and I think their approach to compensation is very similar to ours.  Why don’t you make a few comments?

Laurie Marsh:
Hi.  We’ve already gone through a comparison of benefits, and you will find that from a health care offering, it’s remarkably the same.  Approaches to health care, life insurance, and so forth, are all pretty much a one-for-one lineup.  However, some of the complexities of moving there quickly would mean that we will stay on our platforms for this next calendar year, so you shouldn’t anticipate any changes in that regard until the following calendar year.  Then when you get to our retirement delivery, we have a philosophy on 401(k) that from an economic perspective is the same as theirs.  We’re dollar for dollar on 4%, and they are dollar for dollar on the first 3, and then 50 cents on the dollar on the next 2%, so economic value is the same, it’s just a slightly different delivery mechanism.  The main difference is in our primary retirement vehicle.  Us, we have pay-for-performance profit sharing, floor at 2, max at 12, target at 6.  They have a cash balance plan, and DB plan, 3% contribution per year indexed to 10-year treasury bills.  Very different philosophy and approach, and that’s probably the biggest difference, I would say, from an economic perspective, similar delivery to employees, just a different philosophy, and that’s what we’ll be working through over the course of the next year, to sort of tease out.

Erik Fyrwald:	We liked our profit sharing last year, when it was 9%.
Laurie Marsh:	We sure did. Yeah. We liked, that, yeah. [Laughter]
Erik Fyrwald:
I think very similar philosophies of — you can’t win without strong people, and you’ve got to have your people with you, and you’ve got to retain them, and have them motivated, and we’ll learn from each other how to make sure that we do the best for our people.  Yes, sir?

Q:	I read somewhere that Nalco Holdings is being integrated into a subsidiary of Ecolab. Could you explain what that subsidiary is, if it’s dedicated to just the Nalco [Inaudible].
Erik Fyrwald:
Yes, this is all about taxes and legal structure.  Is Steve Landsman here by any chance?  I guess not.  Is there any lawyers here?  You’re one!  [Laughter]  Well, I can’t speak to the legal or the tax reasons, all I can tell you is that it has nothing to do with how the companies will be managed.  The companies will look at Ecolab and Nalco, and what’s the right way to manage the company, and separate from that, we’re Nalco Holdings.  When I first came here, I said, “I hate the name Nalco Holdings, can’t we just change the name to Nalco?  We’re Nalco, we’re not Nalco Holdings, that sounds like some holding company somewhere else that’s not a real company,” and I was told by our legal people, “No, we can’t do that, there’s all kinds of reasons for this and that and whatnot, and covenants, and debt stuff,” and I said, “All right, well just, I don’t ever want to hear the word Nalco Holdings.”  If I go somewhere and I’m not the Nalco Holdings CEO, I’m the Nalco guy, so I wouldn’t worry about that, it has nothing to do with how the thing’s going to be managed, but if you find out something about it from a legal perspective, let me know.  [Laughter]

Assistant:	We have a question here, Erik.
Erik Fyrwald:	Yes, ma’am?
Q:	Erik, how long do you think this transition is going to take place, like a timeline, and how transparent it will be for the employees? Is there a —
Erik Fyrwald:
First of all, I guarantee you both companies have a principle of transparency.  If there’s something — this deal, I couldn’t tell anybody about, because highly confidential, and you can’t do that because of public markets, but the integration, we will try to be very transparent, not only on the goals of $150 million savings, for example, but how we’re going about that, and what the process is, and what the targets are, and how we’re doing things, so I promise you we’ll be very transparent, and very communicative as we go along.  As far as how long it will take, we’ve got — on the $150 million savings, we’ve got a goal of doing that within three years, so by the third year.  My guess is when we get to the third year, it’ll feel more like ongoing Get Fit productivity versus a new program, because we’ve got two different companies that we’re pulling together, so I would say within three years, my hope is that we feel very much like it’s — we’re there, and things are as normal as they can be, but going forward more as a continuing operation versus — I’ll tell you, global growth will be nothing less than it is today, extremely important to us.  Yes, ma’am?

Q:	Just a quick question on company location. They’re in Minneapolis, we’re here.
Erik Fyrwald:
Yes.  So, the CEO, the corporate office, corporate headquarters will be in Minneapolis.  I will still maintain a very strong, very important center here in Naperville, and one in Sugarland, and then obviously one in Shanghai and one in Switzerland.  Don’t know exactly what will be done where, but I can tell you that St. Paul will be an important headquarters.  The global corporate headquarters, the official headquarters, but we will have a very important operation here.  I will continue to be located here.

Q:	Yes, I understand that the branding going forward will continue to be Nalco.
Erik Fyrwald:	Yes.
Q:	But do you foresee it becoming Ecolab-Nalco as a brand, or just continuing as Nalco?
Erik Fyrwald:
No, it’s going to — I see it continuing as Nalco, and what I — the way I would describe it is, if you had to have a big logo for the water business it would be, or WPS, it would be Nalco Water and Process Services, an Ecolab business.  We did that, when I was at DuPont, we acquired a company called Pioneer Seed, and Pioneer Seed had a great brand, and you would never want to buy DuPont Seed, but you’d want to buy Pioneer Seed.  [Laughter]  And you still want to buy Pioneer Seed.  I look at the Nalco brand the same way.  I can’t imagine anybody suggesting that you’d take Nalco brand away from our water treatment capability, our energy services capability.  I mean that would just be foolish.  You can go to the CEO of Exxon and say, “Tell us what you think about Nalco,” and he’ll tell you on and on.  He won’t know anything about Ecolab, although I’m sure they sell in Exxon facilities, but we’re critically important to him.  The Nalco brand for water, paper and oil and gas will continue to be very strong, and we’ll keep investing in it, no question.  Any other questions?  Yes, ma’am?

Q:	Do you foresee an administrative role still being held here in Naperville, or moving to St. Paul?
Erik Fyrwald:
I think there’ll be some activities that’ll be done here, and there’ll be activities done in St. Paul, and I think that it’s way too early to guess anything about how that will look, but we’ll figure that out over time, but I certainly think that there’s going to be — I know that there’ll continue to be activities continuing in both places.  Yes, sir?

Q:
How do you feel the competition is going to react to this, and more importantly there’s been integrations of water treatment companies in the past by different companies that have failed.  GE would be one —

Erik Fyrwald:	Yes. [Laughter]
Q:	So —
Erik Fyrwald:	And that’s because of Nalco! [Laughter]

Q:	How do we [Inaudible], how are we going to respond to it?
Erik Fyrwald:
I think our competitors, in all situations like this, competitors try to take advantage of it, they try to say there’s a lot of change going on, and what can we do, Nalco will be off their game, how can we take advantage of that?  I’ll tell you, what’s different here is, I saw Sealed Air, which is a very good company, bought Diversey, and I just thought, “Man, I can’t imagine, how does Sealed Air know how to run a service company, and how are they going to do that?”  This is not that, this is a service company that knows service, that’s going to work with us.  I guarantee you, they will have no desire to interfere with how Dave Flitman and the team runs the water business.  What they’ll want to know is what Dave and his counterpart in food and beverage, and institutional, and other areas will want to know is, “How can we open doors for each other?  How does the Ecolab key account management process work?  What can we learn from that for our key account management process?  Is there a way to standardize those?”  But there’s no way that somebody’s going to say, “Okay, tomorrow, you’re going to start selling everything that Ecolab has” if you’re a sales rep, when you’re not even selling everything that we have, right?  So they understand the capabilities that the expert needs at that site, needs to be maintained and enhanced, not diluted and distracted.  I guarantee you they understand that.  We understand that, we’re not going to screw up their business, and they’re not going to screw up ours, we’re going to make this better, not weaker, so our competitors will try to take advantage of it, but if we stay focused and on our game now, and then day one we don’t pull back, we keep going forward, then it will be no negative.  So, I think GE is still reeling from that, they’re still trying to figure out — their corporate guys still don’t know what a service business is.  I guarantee you that Ecolab and Nalco both understand what a service business is on both sides, and will not screw that up, and if we start to, please remind me!  Okay?  Thank you very much for your time, I really appreciate the interest and the time and let’s make this a big success for everybody.  Thank you.

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